August 25, 2017

VIA EDGAR

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Kiewit Royalty Trust (the “Trust”)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 30, 2017

File No. 000-10810

Dear Mr. Reynolds:

In your letter dated August 14, 2017 (the “Staff Comment Letter”), you requested that the Trust respond to your comment regarding its Form 10-K for the fiscal year ended December 31, 2016, within ten business days or advise you when the Trust will respond.

On August 24, 2017, our legal counsel discussed an extension with Mr. George K. Schuler, and during that telephone conversation, our legal counsel explained that we were waiting for additional information from third parties in order to fully respond to the Staff Comment Letter.  Accordingly, the Trust respectfully requests an extension until Friday, September 8, 2017, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Amber Preston, Baird Holm LLP at (402) 636-8248 or me at (402) 536-5186.

Respectfully,

KIEWIT ROYALTY TRUST

By:	U.S. Bank National Association in its
capacity as Trustee and not in its
individual capacity or otherwise

	By:	/s/ Luke H. Paladino
Luke H. Paladino, Vice President